Exhibit 12.1

COLONY FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(In thousands, except ratios)

(Unaudited)

	Six Months Ended June 30, 2011	Year Ended December 31, 2010	Period from June 23, 2009 (Date of Inception) to December 31, 2009

Earnings
Loss before income taxes before adjustment for noncontrolling interest and income from equity investees	$(2,431)	$(6,516)	$(1,610)
Add:
Fixed charges	996	555	—
Distributed income of equity investees	8,992	16,296	—
Subtract:
Noncontrolling interest in pre-tax earnings of consolidated subsidiaries with no fixed charges	(309)	(22)	(2)

Earnings (loss)	$7,248	$10,313	$(1,612)

Fixed Charges
Interest expense	$996	$555	—

Total fixed charges	$996	$555	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.3x	18.6x	N/A (1)

(1)	The Company did not have any fixed charges in the period presented.